March 13, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joseph McCann

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1 (Registration No. 333-216410)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Piper Jaffray & Co., as a representative of the underwriters (the “Representative”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join the Company in requesting that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on March 15, 2017, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with this acceleration request and pursuant to Rule 460 under the 1933 Act, we wish to advise you that we have effected the following distribution of the preliminary prospectus included in the Registration Statement dated March 13, 2017:

Preliminary Prospectus: approximately 75 copies to prospective underwriters, dealers, institutions and others.

The underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature Page Follows]

Very truly yours,

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

As Representative of the underwriters

[Signature Page to Acceleration Request]